UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-14888
CUSIP NUMBER 45773H102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  - REGISTRANT INFORMATION

Inovio Biomedical Corporation
Full Name of Registrant

Former Name if Applicable

11494 Sorrento Valley Road San Diego, CA 92121
Address of Principal Executive Office (Street and Number)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 by the prescribed date due to unanticipated delays in completing its valuation relating to the acquisition of VGX Pharmaceuticals, Inc.  The Registrant anticipates that it will file its Quarterly Report on Form 10-Q within the timeframe allowed by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Peter Kies Chief Financial Officer (858) 597-6006

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inovio Biomedical Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 17, 2009	By:	/s/ Peter Kies
Peter Kies
Chief Financial Officer

The financial results presented below for the three and six month periods ended June 30, 2009 reflect preliminary estimates of the accounting for the items for which work is ongoing, as described in this Form 12b-25. These preliminary results may be subject to change upon completion of the Registrant’s financial statement close and reporting process.

License Fees and Milestone Payments.  The Registrant anticipates revenue from license fees and milestone payments to be $2.3 million and $2.5 million for the three and six months ended June 30, 2009, respectively, as compared to $204,000 and $397,000 for the three and six months ended June 30, 2008, respectively.  The Registrant believes that the anticipated increase in revenue under license fees and milestone payments for the three and six month periods ended June 30, 2009, as compared to the comparable periods in 2008, will be mainly due to the acceleration of $2.2 million of deferred revenues recognized as a result of the cancellation of the Wyeth collaboration and licensing agreement in July 2009.

General and Administrative Expenses.  The Registrant anticipates that general and administrative expenses, which include business development expenses and the amortization of intangible assets, for the three and six months ended June 30, 2009, will be $4.3 million and $7.2 million, respectively, as compared to $3.1 million and $5.5 million for the three and six months ended June 30, 2008, respectively.  The Registrant believes that the anticipated increase in general and administrative expenses for the three and six months ended June 30, 2009, as compared to the comparable periods in 2008, will be primarily due to extraordinary legal and related fees associated with the acquisition of VGX Pharmaceuticals, Inc. (the “Merger”) and other corporate matters.   The Registrant expects these fees to decrease to a significant extent in future quarters.

Stock-based Compensation.  Stock-based compensation cost is measured at the grant date, based on the fair value of the award reduced by estimated forfeitures, and is recognized as expense over the employee’s requisite service period.  The Registrant expects that total compensation cost under SFAS No. 123(R) for its stock plans for the three and six months ended June 30, 2009 will be $695,000 and $850,000, respectively.  From these amounts, the Registrant anticipates that $120,000 and $575,000 will be included in research and development expenses and $152,000 and $698,000 will be included in general and administrative expenses, respectively.  Total compensation cost under SFAS No. 123(R) for the Registrant’s stock plans for the three and six months ended June 30, 2008 was $201,000 and $528,000, respectively.  From these amounts, $56,000 and $147,000 was included in research and development expenses and $145,000 and $381,000 was included in general and administrative expenses, respectively. The Registrant believes that the anticipated increase in stock-based compensation cost for the three and six months ended June 30, 2009 as compared to the comparable periods in 2008, will be due to the accelerated vesting of Inovio employee stock options as a result of the Merger.

This Form 12b-25 contains disclosures that are forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements, which represent the Registrant’s expectations or beliefs concerning various future events, may contain words such as “may,” “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other words of similar meaning in connection with any discussion of the timing and value of future results or future performance. These forward-looking statements are based on the current plans and expectations of the Registrant and are subject to certain risks, uncertainties (some of which are beyond the control of the Registrant) and assumptions that could cause actual results to differ materially from historical results or those anticipated. These risks include, but are not limited to, the risk that the Registrant’s financial results for the three and six month periods ended June 30, 2009, as presented above, are preliminary in nature and are subject to the completion of the Registrant’s financial statement close and reporting process and the completion of the review performed by the Company’s independent registered public accounting firm.

There may also be other factors that cause the Registrant’s actual results to differ materially from the forward looking statements.

Because of these factors, the Registrant cautions you that you should not place any undue reliance on any of its forward-looking statements. These forward-looking statements speak only as of the date of this Form 12b-25 and you should understand that those statements are not guarantees of future performance or results. New risks and uncertainties arise from time to time, and it is impossible for the Registrant to predict those events or how they may affect the Registrant. Except as required by law, the Registrant has no duty to, and does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.